This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares and Rights (as defined below). The Offer is made solely by the
Offer to Purchase dated May 7, 2001, and the related Letter of Transmittal, and is being made to all holders of Shares. The Offer is not being made to
(nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock, Par Value $0.001 per Share
(Including the Associated Preferred Stock Purchase Rights)
of
Somnus Medical Technologies, Inc.
at
U.S. $3.11 Net Per Share
by
Gyrus Acquisition,  Inc.,
a wholly-owned subsidiary of
Gyrus Group PLC

  Gyrus Acquisition, Inc. a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Gyrus Group PLC, a United Kingdom corporation ("Parent"), is offering to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred stock purchase rights (collectively, the "Shares") of Somnus Medical Technologies, Inc., a Delaware corporation (the "Company"), at a price of U.S. $3.11 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Following the Offer, Purchaser intends to effect the Merger (as defined and described below).

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW
  YORK CITY TIME, ON MONDAY, JUNE 4, 2001, UNLESS THE OFFER IS EXTENDED.

  This Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date (as defined below), a number of Shares which represent at least a majority of the then-outstanding Shares on a fully-diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all vested and unvested stock options, and conversion of convertible securities or other rights to purchase or acquire Shares) (the "Minimum Condition"), (ii) the receipt of all necessary regulatory approvals, and (iii) the satisfaction of certain other terms and conditions described in Section 15 of the Offer to Purchase. Purchaser expressly reserves the right (with the consent of the Company) to waive the Minimum Condition and to purchase any Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

  The Offer is being made pursuant to a Merger Agreement dated as of May 4, 2001 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides that, as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions contained in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by the Company, Parent or any of their respective subsidiaries, including Purchaser and stockholders who properly perfect their dissenters' rights under the DGCL), will be converted into the right to receive $3.11 in cash without interest thereon.

  The Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and has determined that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and recommends that its stockholders accept the Offer and tender their Shares.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby to have purchased, Shares properly tendered to Purchaser and not withdrawn if, as and when Purchaser gives oral or written notice to Wilmington Trust Company (the "Depositary") of its acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for such Shares, regardless of any extension of the Offer or any delay in making such payment.

  The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Monday, June 4, 2001, unless and until Purchaser (in accordance with the terms of the Merger Agreement) shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Subject to the applicable rules and regulations of the Securities and Exchange Commission and to applicable law, Purchaser expressly reserves the right, subject to the Merger Agreement, at any time and from time to time, (i) to extend for any reason the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary, and (ii) to amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the offer. Any such extension will be followed by a public announcement thereof by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release to the Dow Jones News Service or otherwise as may be required by applicable law.

  The Purchaser may also elect to provide a subsequent offering period of three business days to 20 business days after the Expiration Date, pursuant to Rule 14d-11 under the Exchange Act (a "Subsequent Offering Period"). If the purchaser elects to provide a Subsequent Offering Period, the subsequent offer will be for all outstanding Shares and the Purchaser will immediately accept and promptly pay for all Shares as they are tendered during such Subsequent Offering Period, offering the same form and amount of consideration offered by the Purchaser for validly tendered Shares during the initial offering period.

  Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore taken up and paid for by the Purchaser prior to the receipt by the Depositary of a notice of withdrawal in respect of the Shares, may also be withdrawn at any time after July 5, 2001, or such later time as may apply if the Offer is extended or varied, in each case in accordance with Section 3 of the Offer to Purchase. For a withdrawal to be effective, a written, telegraphic or facsimile transmission of the notice of withdrawal must be timely received by the Depositary in accordance with Section 3 of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn. If certificates evidencing such Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 of the Offer to Purchase at any time at or prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. Notwithstanding the foregoing, no withdrawal rights shall apply during any Subsequent Offering Period in accordance with Rule 14d-7(a)(2) under the Exchange Act.

  The information required to be disclosed by paragraph (e)(l)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

  The Company has provided Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares whose names appear on the stockholder list, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list, or, if applicable, who are listed as participants in any clearing agency's security position listing obtained by the Purchaser, for subsequent transmittal to beneficial owners of Shares.

  The Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully before any decision is made with respect to the Offer.

  Questions and requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent (as defined in the Offer to Purchase) at its address and telephone number set forth below, and copies will be furnished promptly at Purchaser's expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Depositary for the Offer is:

Wilmington Trust Company

By Mail: Wilmington Trust Company Corporate Trust Operations 1100 North Market Street Rodney Square North Wilmington, DE 19890	By Facsimile: (for eligible institutions only): (302) 651-1079 For Confirmation Telephone: (302) 651-8869	By Hand or Overnight: Wilmington Trust Company Corporate Trust Operations 1105 North Market Street Wilmington, DE 19890

The Information Agent for the Offer is:

156 Fifth Avenue
New York, New York 10010
(212) 929-5500 (Call Collect)
E-mail: proxy@mackenziepartners.com
or
 CALL TOLL-FREE (800) 322-2885

May 4, 2001